January 26, 2009

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

Attention:	Julie Sherman
Reviewing Accountant

RE:	NeoMagic Corporation
Form 10-K for the fiscal year ended January 27, 2008
Filed April 24, 2008
File No. 0-22009

Ladies and Gentlemen:

On behalf of NeoMagic Corporation (“NeoMagic” or the “Company”), we submit this letter to you in response to Julie Sherman’s letter dated January 13, 2009.

Regarding item #1: Certifications Exhibit 31.1 and 31.2

In future filings by the Company and any interim filings required by Exchange Act Rule 13a-14(a), individual names of the certifying individual at the beginning of the certification will be revised so as to not include the individual’s title in accordance with Item 601 (31) of Regulation S-K.

Regarding Item #2: Form 10-Q for the Quarter Ended October 26, 2008

The Company is currently completing its financials for its 3rd Quarter ended October 26, 2008. It is the Company’s intention to file its Form 10-Q for this quarter on or about February 17, 2009.

The Company acknowledges:

1.	That it is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

3.	That the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federals securities laws of the United States.

Please direct any questions or comments regarding this letter to me. My phone number is (408) 428-9725 ext 1#, and my email address is dyoung@neomagic.com.

Very truly yours,

/s/ Douglas R. Young
Douglas R. Young
President and CEO